Exhibit 21 - Page 1 of 10

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Venturers of
Phoenix Joint Venture 1994-1

We have audited the accompanying balance sheets of Phoenix Joint Venture 1994-1 (a California general partnership) as of December 31, 1996 and 1995 and the related statements of operations, venturers' capital and cash flows for the years ended December 31, 1996, 1995 and for the period from inception (October 28, 1994) to December 31, 1994. These financial statements and the schedule referred to below are the responsibility of the Joint Venture's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Joint Venture 1994-1 as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the two years then ended and for the period from inception (October 28, 1994) to December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                             ARTHUR ANDERSEN LLP


San Francisco, California
  January 17, 1997

                                                       Exhibit 21 - Page 2 of 10

                          PHOENIX JOINT VENTURE 1994-1
                                  BALANCE SHEET
                             (Amounts in Thousands)


                                                                December 31,
                                                            1996            1995
                                                            ----            ----

ASSETS

Cash and cash equivalents                              $     291      $     433

Accounts  receivable (net of allowance for losses
   on accounts  receivable of $51 and $191 at
   December 31, 1996 and 1995, respectively)                 230            215

Credits receivable, net                                    1,079          1,237

Assigned monthly rentals, net                                512            691

Equipment on operating leases and held for lease
   (net of accumulated depreciation of $1,002 and
   $849 at December 31, 1996 and 1995, respectively)         521          1,004

Capitalized acquisition fees (net of accumulated
   amortization of $29 and $22 at December 31, 1996
   and 1995, respectively)                                     5             17
                                                       ---------      ---------

     Total Assets                                      $   2,638      $   3,597
                                                       =========      =========

LIABILITIES AND VENTURERS' CAPITAL

Liabilities

   Accounts payable and accrued expenses               $     318      $     399
                                                       ---------      ---------

   Total Liabilities                                         318            399
                                                       ---------      ---------

Venturers' Capital                                         2,320          3,198
                                                       ---------      ---------

   Total Liabilities and Venturers' Capital            $   2,638      $   3,597
                                                       =========      =========

                     The accompanying notes are an integral
                            part of these statements.

                                                       Exhibit 21 - Page 3 of 10

                          PHOENIX JOINT VENTURE 1994-1
                             STATEMENT OF OPERATIONS
                             (Amounts in Thousands)


                                                                 For the period
                                                                 from inception
                                                              (October 28, 1994)
                                              December 31,          through
                                            1996        1995   December 31, 1994
                                            ----        ----   -----------------


INCOME

   Rental income                          $ 1,587     $ 2,767        $   389

   Gain on sale of equipment                  329         417           --

   Earned income, assigned monthly rentals     33          81             20

   Other income                                92         109             17
                                          -------     -------        -------

     Total Income                           2,041       3,374            426
                                          -------     -------        -------


EXPENSES

   Lease related operating expenses           641       1,179            169

   Depreciation                               332         955             77

   Amortization, acquisition fees               7          21              1

   Management fees to General Partner          97         174             20

   Provision for (recovery of) losses
     on receivables                          (132)        191           --

   General and administrative expenses          1           1           --
                                          -------     -------        -------

     Total Expenses                           946       2,521            267
                                          -------     -------        -------


NET INCOME                                $ 1,095     $   853        $   159
                                          =======     =======        =======

                          The accompanying notes are an integral
                            part of these statements.

                                                       Exhibit 21 - Page 4 of 10

                          PHOENIX JOINT VENTURE 1994-1
                         STATEMENT OF VENTURERS' CAPITAL
                             (Amounts in Thousands)


Balance at inception, October 28, 1994                     $     0

   Net income                                                  159

   Contributions                                             4,576
                                                            ------

Balance, December 31, 1994                                   4,735

   Net income                                                  853

   Distributions                                            (2,390)
                                                            ------

Balance, December 31, 1995                                   3,198

   Net income                                                1,095

   Distributions                                            (1,973)
                                                           -------

Balance, December 31, 1996                                 $ 2,320
                                                           =======

                     The accompanying notes are an integral
                       integral part of these statements.

                                                                                          Exhibit 21 - Page 5 of 10

                                              PHOENIX JOINT VENTURE 1994-1
                                                 STATEMENT OF CASH FLOWS
                                                 (Amounts in Thousands)

                                                                                                For the period
                                                                                                from inception
                                                                                              (October 28, 1994)
                                                                       December 31,                through
                                                                 1996              1995       December 31, 1994
                                                                 ----              ----       -----------------
Operating Activities:

   Net income                                                 $ 1,095           $   853           $   159
   Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation                                                 332               955                77
     Amortization of acquisition fees                               7                21                 1
     Amortization of discount on credits                          (73)              (92)              (17)
     Gain on sale of equipment                                   (329)             (417)             --
     Provision for (recovery of) losses on accounts
       receivable                                                (132)              191              --
     Decrease (increase) in accounts receivable                   117               (17)             (389)
     Decrease in credits receivable                               231               278              --
     Increase (decrease) in accounts payable and
       accrued expenses                                           (81)              103               295
     Accrued interest, assigned monthly rentals                  --                --                 (20)
                                                              -------           -------           -------

Net cash provided by operating activities                       1,167             1,875               106
                                                              -------           -------           -------

Investing Activities:

   Principal payments, assigned monthly rentals                   179               199              --
   Proceeds from sale of equipment                                480               681              --
   Payment of acquisition fees                                      5               (38)             --
                                                              -------           -------           -------

Net cash provided by investing activities                         664               842              --
                                                              -------           -------           -------

Financing Activities:

   Distributions to Venturers                                  (1,973)           (2,390)             --
                                                              -------           -------           -------

Net cash used by financing activities                          (1,973)           (2,390)             --
                                                              -------           -------           -------

Increase (decrease) in cash and cash equivalents                 (142)              327               106

Cash and cash equivalents, beginning of period                    433               106              --
                                                              -------           -------           -------

Cash and cash equivalents, end of period                      $   291           $   433           $   106
                                                              =======           =======           =======

                                         The accompanying notes are an integral
                                               part of these statements.

                                                       Exhibit 21 - Page 6 of 10

                          PHOENIX JOINT VENTURE 1994-1

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


Note 1.       Organization.

         Phoenix Joint Venture 1994-1 (the "Joint Venture"), a California general partnership, was formed on October 28, 1994 for the purpose of investing in a pool of reproduction equipment and receivables by several Phoenix Leasing Partnerships (the "Venturers").

         Income or loss is allocated to each Venturer based upon their respective interest in the Joint Venture. Distributions are made in the same manner.

         As compensation for its management services, the Joint Venture pays a management fee to Phoenix Leasing Incorporated (PLI) based upon the management fee rate of each respective Venturer of the Joint Venture applied to the Venturers' respective interest in the Joint Venture's gross revenues for the quarter, which revenue generally incudes rental and note receipts, proceeds from the sale of equipment and other income. Any revenues subject to a management fee at the Joint Venture level will not be subject to a management fee at the Venturers' level.

         As compensation for services performed in connection with the analysis of equipment available to the Joint Venture, the Managing Venturer receives an acquisition fee based on the acquisition fee rate of each respective Venturer of the Joint Venture applied to the Venturer's respective interest in the Joint Venture's purchase price of equipment acquired by the Joint Venture.

         Acquisition fees are amortized over the average expected life of the assets, principally on a straight-line basis.


Note 2.       Summary of Significant Accounting Policies.

         Leasing Operations - The Joint Venture's leasing operations consist of reproduction equipment manufactured by Xerox Corporation. The leases have been classified as operating leases.

         Under the method of accounting for operating leases, the leased equipment is recorded as an asset at cost and depreciated on a straight-line basis over the estimated useful life of five years. Rental income for the year is determined on the basis of rental payments due for the period under the terms of the lease. Maintenance and repairs of the leased equipment are charged to expense as incurred.

         The Joint Venture's policy is to review periodically the probability of recovering its undepreciated cost of equipment. Such reviews address, among other matters recent and anticipated technological developments affecting reproduction equipment and competitive factors within the reproduction equipment marketplace. Although remarketing rental rates are expected to decline in the future with respect to some of the Joint Venture's rental equipment, such rentals are expected to exceed projected expenses, including depreciation. Should subsequent reviews of the equipment portfolio indicate that rentals plus anticipated sales proceeds will not exceed expenses in any future period, the Joint Venture will revise its depreciation policy and may accelerate depreciation as appropriate.

         The Joint Venture has also been assigned the monthly rental payments from a pool of engineering and graphics reprographic equipment owned by Xerox Corporation. The Joint Venture has recorded these assigned monthly rentals at the discounted value of the expected cash flows. The excess of the assigned monthly rentals over the present value of the expected cash flows is recorded as unearned income. Unearned income is credited to income monthly over the term of the agreement on a declining basis to provide an approximate level rate of return on the unrecovered cost of the investment.

         Non-Cash Investing Activities. In October 1994, the Venturers formed the Joint Venture to which they contributed the credits issued by Xerox Corporation, the equipment purchased and the assigned monthly rentals from Xerox Corporation as described in Notes 1, 3, 4 and 5 of the financial statements. The following non-cash activities from this transaction were excluded from the statement of cash flow.

                                                       Exhibit 21 - Page 7 of 10

                                                  Amounts
                                               In Thousands
                                               ------------

    Credit receivable                            $1,406
    Equipment purchased                           2,300
    Assigned monthly rentals                        870
                                                 ------

                                                 $4,576
                                                 ======

         Cash and Cash Equivalents - Cash and cash equivalents includes deposits at banks and investments in money market funds.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note 3.       Credits Receivable.

         The Joint Venture owns credits issued by Xerox Corporation for the purchase of products and services from Xerox Corporation and its subsidiaries. The Credits granted are non-transferrable and are good for a period of seven years at which time they expire. The credits will be used by Phoenix Leasing Incorporated and affiliates, who will reimburse the Joint Venture for the fair market value of the credits used.

         The credits receivable consist of the following at December 31,

                                                             1996       1995
                                                             ----       ----
                                                         (Amounts in Thousands)

     Credits receivable                                    $ 1,171   $ 1,402
     Unamortized discount                                      (92)     (165)
                                                           -------   -------

     Credits receivable, net                               $ 1,079   $ 1,237
                                                           =======   =======


Note 4.       Assigned Monthly Rentals.

         The Joint Venture has the right to receive payments on a pool of leased equipment pursuant to the terms of an agreement with Xerox Corporation entered into on October 28, 1994. Title to this equipment continues to be held by Xerox Corporation. All of the monthly rental payments received pursuant to this equipment, net of certain administrative and other costs, are passed along to the Joint Venture and are applied towards the outstanding assigned monthly rental balance and income. The end date of this agreement is the earlier of the Joint Venture's receipt of $1.2 million in aggregate payments, 60 months from the pool start date or the date on which no equipment remains subject to the terms of the agreement. As of December 31, 1996 and 1995, the Joint Venture has received cumulative assigned monthly rentals receipts of $491,000 and $280,000, respectively, pursuant to this agreement.


Note 5.       Equipment on Operating Leases.

         Equipment on lease consists of reproduction equipment classified as operating leases. During the initial terms of the existing operating leases the Joint Venture will not recover all the undepreciated cost and related expenses of its rental equipment and therefore must remarket a portion of its equipment in future years.

         Minimum rentals to be received on non-cancelable operating leases for the years ended December 31, are as follows:

                                                       Exhibit 21 - Page 8 of 10

                                                        (Amounts in Thousands)

            1997........................................        $  232
            1998........................................            39
            1999 and future.............................             8
                                                                ------

                Total                                           $  279
                                                                ======

         The Joint  Venture has an  agreement  with Xerox  Corporation,  whereby
Xerox Corporation provides administration, maintenance and repairs of leased equipment on behalf of the Joint Venture. The agreement terminates upon the earlier of (1) the Joint Venture receiving a specified dollar amount; (2) 66 months, or (3) the date on which no equipment remains. As compensation for these services, Xerox deducts a fee from the monthly rentals and sales proceeds.

         Also pursuant to the vendor agreement, Xerox Corporation undertakes to remarket and refurbish off-lease equipment on a best efforts basis. This agreement permits the Joint Venture to assume the remarketing function directly if certain conditions contained in the agreement are not met. For its remarketing services, Xerox Corporation is paid a remarketing and refurbishing fee based on a specified percentage of the monthly rentals received by the Joint Venture. On March 15, 1996, the agreement was amended to reduce the remarketing and refurbishing fees paid to Xerox.

         The Joint Venture also receives contingent rental payments on its reproduction equipment that is not included in the minimum rentals to be received. The contingent rentals consist of a monthly rental payment that is based upon actual machine usage.


Note 6.       Accounts Payable and Accrued Expenses.

         Accounts payable and accrued expenses consist of the following at December 31:

                                                           1996       1995
                                                           ----       ----
                                                        (Amounts in Thousands)

    Equipment lease operations                             $312      $368
    PLI and affiliates                                        6        31
                                                           ----      ----

        Total                                              $318      $399
                                                           ====      ====


Note 7.       Income Taxes.

         Federal and state income tax regulations provide that taxes on the income or loss of the Joint Venture are reportable by the Venturers on their individual income tax returns. Accordingly, no provision for such taxes has been made in the accompanying financial statements.

         The net differences between the tax basis and the reported amounts of the Partnership's assets and liabilities are as follows at December 31:

                         Reported Amounts   Tax Basis   Net Difference
                         ----------------   ---------   --------------
                                    (Amounts in Thousands)
1996
----

         Assets              $2,638         $2,930         $ (292)

         Liabilities            318            316              2

1995
----

         Assets              $3,597         $4,081         $ (484)

         Liabilities            399            395              4

                                                       Exhibit 21 - Page 9 of 10

Note 8.       Related Entities.

         The Joint Venture is sponsored and funded by various partnerships managed by PLI. PLI serves in the capacity of general partner in other partnerships and managing venturer in other joint ventures, all of which are engaged in the equipment leasing and financing business.


Note 9.       Fair Value of Financial Instruments.

         The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

Cash and Cash Equivalents
The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of these instruments.

Credits Receivable, Net
The fair value of credits receivable, net is estimated by the present value of future cash flow discounted at an approximate fair value rate.

Assigned Monthly Rents, Net
The carrying amount of assigned monthly rents, net is estimated by taking the present value of the projected cash flow expected to be received on the portfolio of equipment that was assigned from Xerox pursuant to the agreement.

         The estimated fair values of the Joint Venture's financial instruments at December 31, 1996 and 1995 approximate the carrying amounts reported in the balance sheet.

                                                                                  Exhibit 21 - Page 10 of 10

                                    PHOENIX JOINT VENTURE 1994-1

                                             SCHEDULE II
                                       (Amounts in Thousands)



SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES


              COLUMN A                     COLUMN B       COLUMN C      COLUMN D     COLUMN E       COLUMN F
           Classification                 Balance at     Charged to    Charged to   Deductions     Balance at
                                         Beginning of     Expense        Revenue                     End of
                                            Period                                                   Period
-------------------------------------    ------------    ----------    ----------   -----------    ---------

Year ended December 31, 1994
   Allowance for credits receivable          $320          $  0          $  0          $  0          $320
                                             ----          ----          ----          ----          ----

     Totals                                  $320          $  0          $  0          $  0          $320
                                             ====          ====          ====          ====          ====


Year ended December 31, 1995
   Allowance for credits receivable          $320          $  0          $  0          $ 80          $240
   Allowance for losses on accounts
     receivable                                 0           191             0             0           191
                                             ----          ----          ----          ----          ----

     Totals                                  $320          $191          $  0          $ 80          $431
                                             ====          ====          ====          ====          ====


Year ended December 31, 1996
   Allowance for credits receivable          $240          $  0          $  0          $ 38          $202
   Allowance for losses on accounts
     receivable                               191             0           132             8            51
                                             ----          ----          ----          ----          ----

     Totals                                  $431          $  0          $132          $ 46          $253
                                             ====          ====          ====          ====          ====